SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of           November          , 2004

SHELL CANADA LIMITED

(Translation of registrant’s name into English)

400 – 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)
Date: November 15, 2004	By:	“S.A. FISH”
(Signature)

S.A. Fish, Vice President
(Name and Title)

By:	“S.L. COSMESCU”
(Signature)

S.L. Cosmescu, Assistant Secretary
(Name and Title)

FOR IMMEDIATE RELEASE
MONDAY, NOVEMBER 15, 2004

Scotford Upgrader Maintenance Update

Calgary, Alberta – Shell Canada today provided additional information and guidance with respect to ongoing maintenance activities at the Scotford Upgrader.

As previously reported, a catalyst pump in the Residue Hydrocracker Train 1 (RHC-1) at the Scotford Upgrader failed on October 19, 2004. Accessing the pump, which is fully enclosed inside the RHC unit, has required a complete shutdown of RHC-1.

Internal inspection of the affected unit has now been completed and it is expected that RHC-1 will be brought back into service approximately the end of November, after related repairs are executed. The second train at the upgrader (RHC-2) continues in full service.

During the shutdown of RHC-1, additional maintenance activities are being undertaken to avoid a planned turnaround on this train that was scheduled for 2005. The shutdown has also been used as an opportunity to undertake preventative maintenance work on Train 1 settler units at the Muskeg River Mine, which has now been completed.

As a result of maintenance activities at the upgrader and the mine, it is estimated that production for October and November will be reduced by 30-40 per cent.

The Muskeg River Mine is located about 75 kilometres north of Fort McMurray, Alberta. The Scotford Upgrader is located in Fort Saskatchewan, northeast of Edmonton. Together, these facilities make up the Athabasca Oil Sands Project, a joint venture of Shell Canada Limited (60 per cent), Chevron Canada Limited (20 per cent) and Western Oil Sands L.P. (20 per cent).

Media Inquiries:	Investor Inquiries:
Jan Rowley	Jim Fahner
Manager, Public Affairs	Manager, Investor Relations
(403) 691-3899	(403) 691-2175

This information includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-ups and future capital spending, that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in; market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.